News Release

RESIN SYSTEMS FILES 2006 DOCUMENTS

Calgary, Alberta, March 30, 2007:  Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, has filed its audited consolidated financial statements for the year ended December 31, 2006, related management's discussion and analysis, and its annual information form with Canadian securities regulatory authorities. The financial statements, management's discussion and analysis, and RS's Form 40-F have also been filed with the United States Securities and Exchange Commission.  Copies of the respective documents are available at www.sedar.com, www.sec.gov  and RS's website at www.grouprsi.com.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000    Fax: (403) 219-8001

Email:  info@grouprsi.com

www.grouprsi.com